Exhibit 4.(w)

PROTECTIVE LIFE INSURANCE COMPANY [ P. O. BOX 1928 BIRMINGHAM, ALABAMA 35282-8238]

RIDER SCHEDULE

Contract # [ VA10000001 ]	Rider Effective Date (RED): [ May 1, 2011 ]

Covered Person 1: [ John Doe ]	Annual Benefit Cost on the RED: [ 1.00% ]

Covered Person 2: [ N/A ]	Optimal Withdrawal Amount on the RED: [ $5,152.00 ]

Maximum Annuity Date: [ Jan 15, 2046 ]	Protected Lifetime Payment on the RED: [ $5,152.00 ]

PROTECTIVE INCOME MANAGERSM

We are amending the Contract to which this rider is attached to add Protective Income Manager, a strategy designed to:

a)              systematically distribute essentially all the Contract Value to you by the Maximum Annuity Date in annual amounts that may vary from year to year; and,

b)             provide fixed monthly installments of a Protected Lifetime Payment that begins on the Maximum Annuity Date and continues for as long as a Covered Person lives.

The terms and conditions in this rider supersede any conflicting provision in the Contract.  Contract provisions not expressly modified by this rider remain in full force and effect.

DEFINITIONS

Optimal Withdrawal Amount — The maximum amount that may be withdrawn each Contract Year without incurring a surrender charge.

Covered Person — The person or persons upon whose lives the benefits of this rider are based.  There may be no more than two Covered Persons and once named, they may not be changed.  In provisions referring to age, the term “Covered Person” means “the younger Covered Person” if the rider covers two lives.

Maximum Annuity Date — The last Annuity Commencement Date permitted under the Contract to which this rider is attached.  It is shown in the “Rider Schedule”.

Protected Lifetime Payment — The annual amount payable in fixed monthly installments under the Protected Lifetime Payment Annuity Option available under this rider beginning on the Maximum Annuity Date.

Reset Date — Any Contract Anniversary that next follows the date you take an excess withdrawal.  A Reset Date affects how the Optimal Withdrawal Amount and the Protected Lifetime Payment are determined, as described in this rider.

RightTime® - The option to purchase the current version of Protective Income Manager after the Contract Effective Date, if we are offering one at that time.

COSTS AND FEES

Annual Benefit Cost — The Annual Benefit Cost (“Benefit Cost”) for this rider on the Rider Effective Date is shown in the “Rider Schedule”.  We have the right to change the Benefit Cost at any time, but it will never exceed 2.20%.  We will notify you of the new Benefit Cost in writing at the address contained in our records not less than 30 days prior to the date on which the new Benefit Cost becomes effective.

You may avoid changes in the Benefit Cost.  We must receive your Written Notice declining the change before the end of the Valuation Period during which the new Benefit Cost becomes effective.  If you decline a Benefit Cost change, the payment factor used to calculate the Optimal Withdrawal Amount for the Contract Year in which the Benefit Cost change is declined will be used to calculate the Optimal Withdrawal Amounts on all subsequent Contract Anniversaries.

Monthly Fee — Beginning with the month after the Rider Effective Date and continuing monthly through the Annuity Commencement Date, we will calculate the monthly fee for this rider.  The fee is calculated as of the Valuation Period that includes the same day of the month as the Contract Effective Date, or the last Valuation Period of the month if that date does not occur during the month.  Monthly fees are calculated by multiplying the monthly equivalent of the Annual Benefit Cost by the Contract Value as of a specified date, using the formula below.

Monthly Fee = [1 – (1 – Benefit Cost)1/12] x V, where:

V = the greater of:

a)              the Contract Value on the fee calculation date; or,

b)             the Contract Value on the later of the Rider Effective Date or the most recent Reset Date.

Deducting the Monthly Fees — We deduct the monthly fee in arrears, as of the Valuation Period immediately following the Valuation Period during which it was calculated.  The monthly fee is deducted from the Allocation Options in the same proportion that the value of each bears to the total Contract Value on that date.  Deduction of the monthly fee is a partial surrender for the purpose of determining the Contract Value.  However, we will not assess a surrender charge on these deductions, they will not reduce any penalty free surrender amount available under the Contract, and deduction of the monthly fees will not reduce the current year’s Optimal Withdrawal Amount.

THE OPTIMAL WITHDRAWAL AMOUNT

Optimal Withdrawal Amount — An Optimal Withdrawal Amount is calculated on the Rider Effective Date and each Contract Anniversary that follows, prior to the Annuity Commencement Date.  It is equal to the Contract Value on the Contract Anniversary multiplied by the applicable payment factor.  The payment factor is determined by the age and number of the Covered Person(s).  The payment factors and assumed interest rate that apply on the Rider Effective Date are shown in the table at the end of this rider.

If you bought Protective Income Manager when you purchased the Contract (so the Rider Effective Date is the same as the Contract Effective Date), we will aggregate the Purchase Payments we receive within 120 days of that date and, at the end of that 120-day window, recalculate the Optimal Withdrawal Amount as of the Rider Effective Date.  The recalculated Optimal Withdrawal Amount as of the Rider Effective Date will be equal to the Purchase Payments received during 120-day window less any withdrawals taken since that date, multiplied by the payment factor as of the Contract Effective Date.  The Protected Lifetime Payment as of the Rider Effective Date will be set equal to the recalculated Optimal Withdrawal Amount as of the Rider Effective Date, and for the sole purpose of calculating the rider fee, the Contract Value on the Rider Effective Date will be set equal to the Purchase Payments received during the 120-day window.

Limits on Changes in the Optimal Withdrawal Amount — The Optimal Withdrawal Amount for any Contract Year will not be:

a)              more than 110% of the Optimal Withdrawal Amount for the prior Contract Year; and,

b)             less than a ‘floor’ equal to the greater of:

i)                     90% of the Optimal Withdrawal Amount for the previous Contract Year; or,

ii)                 the annual Protected Lifetime Payment amount.

If the Contract Anniversary is a Reset Date, the floor in b) does not apply.

Accessing the Optimal Withdrawal Amount — You may request withdrawals individually or instruct us to send you specific amounts periodically.  Your Written Notice must include all the information necessary for us to complete and remit the requested amounts.

Withdrawals reduce the Contract Value on a dollar-for-dollar basis, but we do not assess surrender charges on aggregate withdrawals during a Contract Year that do not exceed the Optimal Withdrawal Amount.  Withdrawals reduce any penalty free surrender amount that would otherwise be available.  Withdrawals during any Contract Year that do not exceed the Optimal Withdrawal Amount are not subject to the minimum Contract Value limitation described in the “Full and Partial Surrenders’ provision of the Contract.

The Optimal Withdrawal Amount is not cumulative.  You may take the entire Optimal Withdrawal Amount each Contract Year, but if you do not, the remaining portion does not carry forward.

Excess Withdrawals — Any portion of a withdrawal that, when aggregated with all other withdrawals that Contract Year, exceeds the Optimal Withdrawal Amount is an excess withdrawal.  We will not recalculate the Optimal Withdrawal Amount until the next Contract Anniversary, so any subsequent withdrawal you request that Contract Year is also an excess withdrawal.  We assess surrender charges, if any, on excess withdrawals.   If the excess withdrawal including any applicable surrender charge reduces the Contract Value to $0, the Contract will terminate as of that date.

If you have instructed us to send you all or a portion of the Optimal Withdrawal Amount periodically, an excess withdrawal automatically terminates those periodic withdrawals.  If any Contract Value remains after the excess withdrawal, you may resume periodic withdrawals beginning on the next Contract Anniversary based on the recalculated Optimal Withdrawal Amount by sending us instructions in a Written Notice.

An excess withdrawal can result in a substantial reduction in the Optimal Withdrawal Amount available in future years because the floor in Item (b) of the “Limits on Changes in the Optimal Withdrawal Amount” provision does not apply on Reset Dates.

Reset Dates — If you take an excess withdrawal, the next Contract Anniversary will be a Reset Date.  The floor in Item (b) of the “Limits on Changes in the Optimal Withdrawal Amount” provision does not apply on Reset Dates.

If you have not declined a Benefit Cost change (or the Reset Date occurs before you declined the Benefit Cost change), we calculate the Optimal Withdrawal Amount using a new payment factor table that is associated with the current age and number of the Covered Person(s).  We will send you an amendment that updates the Rider Schedule and includes the new payment factor table.

If you have declined a Benefit Cost change, we continue to calculate the Optimal Withdrawal Amount using the payment factor in effect for the Contract Year during which the Benefit Cost change was declined.

The payment factor table (or payment factor, if you’ve declined a Benefit Cost change) used on the most recent Reset Date will be used to calculate Optimal Withdrawal Amounts on future Contract Anniversaries.

THE PROTECTED LIFETIME PAYMENT ANNUITY OPTION

Additional Annuity Option as of the Maximum Annuity Date — If the Contract remains in force on the Maximum Annuity Date, in addition to the other Annuity Options available under the Contract, you may elect the Protected Lifetime Payment Annuity Option.  This option provides fixed monthly payments for the life of the Covered Person (or joint lives of both Covered Persons), equal to 1/12th of the Protected Lifetime Payment.

Protected Lifetime Payment — The Protected Lifetime Payment is determined as follows:

If no Reset Date has occurred, the Protected Lifetime Payment will be equal to the Optimal Withdrawal Amount as of the Rider Effective Date.

If a Reset Date has occurred, the Protected Lifetime Payment will be equal to the lesser of:

a)              the Optimal Withdrawal Amount as of the Rider Effective Date; or,

b)             the Optimal Withdrawal Amount as of most recent Reset Date.

Annuity Commencement Date Prior to the Maximum Annuity Date — If the Annuity Commencement Date occurs before the Maximum Annuity Date, you may take the Contract Value in a lump sum immediately, or apply that amount as described in the “ANNUITIZATION” section of your Contract.  The Protected Lifetime Payment Annuity Option is not available.

GENERAL PROVISIONS

Individuals Eligible to be a Covered Person — A Covered Person must be a living person who is either:

a)              an Owner of the Contract; or,

b)             the spouse of the sole Owner of the Contract, if the spouse is the sole Primary Beneficiary.

If there is one Owner, the Owner is the Covered Person.

If there is one Owner and the sole Primary Beneficiary is the Owner’s spouse, the Owner is the Covered Person if the Optimal Withdrawal Amount is based on one life.  If there is one Owner and the sole Primary Beneficiary is the Owner’s spouse, both spouses are Covered Persons if the Optimal Withdrawal Amount is based on two lives.

If there are two Owners and they are married to each other, the older of the two is the Covered Person if the Optimal Withdrawal Amount is based on one life.  If there are two Owners and they are married to each other, both spouses are Covered Persons if the Optimal Withdrawal Amount is based on two lives.

If there are two Owners and they are not married to each other, the older of the two is the sole Covered Person.

For the purposes of Protective Income Manager, the terms ‘married’ and ‘spouse’ include bona fide domestic partners in states that afford legal recognition to same-sex Civil Unions.

Restrictions on Allocation, Transfer and Surrender of Contract Value — While this rider is in force, your Contract allocation is restricted by the Allocation by Investment Category (“AIC”) guidelines.

Allocation by Investment Category.  The AIC guidelines divide the Allocation Options into categories and specify range of percentages that must be allocated to each category.  Within each category, you select the Sub-Accounts and amounts allocated to them, provided the total percentage in each category is not less than the minimum required, nor more than the maximum permitted.  The AIC guidelines on the Rider Effective Date were set out on the application you completed to purchase the rider.

We may change the AIC guidelines from time to time but if we do, we will not require you to re-allocate your Contract Value.  We will continue to apply Purchase Payments you remit without allocation instructions, and process automatic transfers that facilitate dollar cost averaging, according to the Contract allocation established before the AIC guidelines changed.

However, allocation instructions that accompany a Purchase Payment and instructions to transfer Contract Value among the Allocation Options change the Contract allocation as of the Valuation Period during which we receive the instruction, and must meet the AIC guidelines in effect at that time.  Anytime the Contract allocation changes, we re-allocate the Contract Value according to the new Contract allocation.  Purchase Payments applied to the Contract and transfers that facilitate dollar cost averaging after that date will be made according to that Contract allocation until you send a subsequent instruction that changes the Contract allocation and that satisfies the AIC guidelines then in effect.

In addition to the re-allocation of Contract Value that occurs each time the Contract allocation is changed, we rebalance the Variable Account Value to the current Contract allocation semi-annually based on the Rider Effective Date, unless you instruct us to rebalance quarterly or annually.

Withdrawals including applicable surrender charges, if any, are deducted from the Allocation Options in the same proportion that the value of each bears to the total Contract Value on that date.

Allocation Adjustment.  The AIC guidelines include a risk-mitigation allocation adjustment mechanism that monitors the 12-month Simple Moving Average (“SMA”) for certain Sub-Accounts and temporarily restricts access to a monitored Sub-Account when, on any monthly anniversary after the first Contract Anniversary, the Sub-Account’s Accumulation Unit Value (“AUV”) falls below its 12-month SMA.  The restriction is lifted when, on a subsequent monthly anniversary, the Sub-Account’s AUV rises above its 12-month SMA.

The ‘monthly anniversary’ is the same day as the Contract’s Effective Date in each subsequent calendar month. If any monthly anniversary is not a Valuation Date or does not occur in the month, allocation adjustment transfers will process as of the next Valuation Period.

We do not calculate a 12-month SMA for Sub-Accounts in AIC guideline [ Category 1 (Conservative) ], and such Sub-Accounts will never be restricted under the AIC guidelines.

Calculating the 12-month SMA.  A Sub-Account’s 12-month SMA on any monthly anniversary is the arithmetic average of the Sub-Account’s AUV on the current, and each of the last 11, monthly anniversaries.  The methodology described in the “Accumulation Unit Values” provision of the Contract will be used to determine AUVs prior to the Sub-Account’s inception date.

Using the 12-month SMA to Restrict Access to a Sub-Account.  On each monthly anniversary after the first Contract Anniversary, we compare the Sub-Account’s 12-month SMA with its current AUV.  If the Sub-Account’s current AUV is lower than, or equal to its 12-month SMA, we temporarily restrict access to that Sub-Account.

On the date access to a Sub-Account is restricted, your Sub-Account Value will automatically be transferred to the [ fund name ] Sub-Account.  Notwithstanding any contrary provision in the Contract or this rider, you may not allocate any new Purchase Payment or transfer any existing Contract Value into a restricted Sub-Account.  Instructions to allocate Purchase Payments or transfer Contract Value into a restricted Sub-Account will result in those amounts being allocated to the [ fund name ] Sub-Account.

Using the 12-month SMA to Restore Access to a Sub-Account.  We lift the restriction and restore access to a Sub-Account on the next monthly anniversary its current AUV rises above its 12-month SMA.  On the monthly anniversary the restriction is lifted, we will automatically transfer the applicable portion of the [ fund name ] Sub-Account Value back into the previously restricted Sub-Account.  The ‘applicable portion’ is the pro rata share of the current [ fund name ] Sub-Account Value based on your allocation instructions in effect at that time.

When access to a Sub-Account is restored, you may resume allocating Purchase Payments and transferring Contract Value into it, and any automated transactions relating to the Sub-Account at the time it was last restricted will be resumed.

Allocation Adjustment Transfers.  We will send you a written confirmation of all allocation adjustment transfers.  Allocation adjustment transfers do not count against the 12 transfers you are allowed each Contract Year.

Death of a Covered Person — If there is one Covered Person, this rider terminates upon the Covered Person’s death. If there are two Covered Persons and one of them dies, the Optimal Withdrawal Amount available to the surviving Covered Person will continue to be calculated, and the Protected Lifetime Payment will be determined, as if no death had occurred.

Upon the death of any Covered Person, the remaining Contract Value, if any, must be distributed according to the provisions in the “DEATH BENEFIT” section of the Contract.

Termination — This rider, every benefit it provides, and deduction of the monthly fee terminate as of the Valuation Period during which any of the following first occur.

1.                     We receive your instruction to:

a)   allocate any purchase payment; or,

b)   dollar cost average; or,

c)   transfer any Contract Value; or,

d)   deduct any partial surrender or withdrawal,

in a manner inconsistent with the AIC guidelines or the provisions of this rider.

2.                     We receive your instruction to stop Portfolio Rebalancing.

3.                     We receive your instruction to change a Covered Person.

4.                     We receive your instruction to terminate this rider more than 10 years after its Rider Effective Date.

5.                     You annuitize the Contract.

6.                     We receive any instruction that terminates the Contract to which this rider is attached.

We will notify you in writing that the rider has terminated and identify the cause.

Reinstatement — If this rider terminated as a result of a prohibited instruction described in items 1 or 2 of the “Termination” provision, you may reinstate it within 30 days of the rider termination date.

We must receive your Written Notice requesting reinstatement and providing allocation instructions that meet current AIC guidelines, and/or resume portfolio rebalancing within 30 days of this rider’s termination date.  We will deduct any fees and make any other adjustments that were scheduled during the period of termination so that after the reinstatement, the Contract and this rider will be as though the termination never occurred.

Signed for the Company and made a part of the Contract as of the Rider Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary

Protective Income Manager Payment Factors

(as of the Rider Effective Date)

Assumed Interest Rate on the Rider Effective Date: [ 3.00% ]

(Used only for calculating the payment factors)

[ * ] Attained Age of the [ Younger ] Covered Person	Payment Factor
[ 94 ]	[ 1.00000 ]
[ 93 ]	[ 0.50980 ]
[ 92 ]	[ 0.34649 ]
[ 91 ]	[ 0.26489 ]
[ 90 ]	[ 0.21599 ]
[ 89 ]	[ 0.18342 ]
[ 88 ]	[ 0.16020 ]
[ 87 ]	[ 0.14282 ]
[ 86 ]	[ 0.12932 ]
[ 85 ]	[ 0.11855 ]
[ 84 ]	[ 0.10976 ]
[ 83 ]	[ 0.10245 ]
[ 82 ]	[ 0.09629 ]
[ 81 ]	[ 0.09103 ]
[ 80 ]	[ 0.08648 ]
[ 79 ]	[ 0.08252 ]
[ 78 ]	[ 0.07904 ]
[ 77 ]	[ 0.07596 ]
[ 76 ]	[ 0.07321 ]
[ 75 ]	[ 0.07075 ]
[ 74 ]	[ 0.06854 ]
[ 73 ]	[ 0.06654 ]
[ 72 ]	[ 0.06472 ]
[ 71 ]	[ 0.06306 ]
[ 70 ]	[ 0.06155 ]
[ 69 ]	[ 0.06016 ]
[ 68 ]	[ 0.05888 ]
[ 67 ]	[ 0.05770 ]
[ 66 ]	[ 0.05662 ]
[ 65 ]	[ 0.05561 ]
[ 64 ]	[ 0.05467 ]
[ 63 ]	[ 0.05380 ]
[ 62 ]	[ 0.05298 ]
[ 61 ]	[ 0.05223 ]
[ 60 ]	[ 0.05152 ]

[ * Prior to the Maximum Annuity Date ]